UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-38313

Amber International Holding Limited

(Registrant’s name)

1 Wallich Street, #30-02 Guoco Tower, Singapore 078881

Tel: +65 60220228

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Amber International Holding Limited Announces Closing of US$25.5 Million Private Placement

Amber International Holding Limited (the “Company” or “Amber International”) closed its previously announced private placement on July 4, 2025. The Company sold an aggregate of 12,200,915 Class A ordinary shares (equivalent to 2,440,183 ADSs) in the private placement at a price of US$10.45 per ADS, corresponding to US$2.09 per Class A ordinary share based on the 5:1 ratio of Class A ordinary shares to ADS, for a total consideration of US$25.5 million, to a distinguished group of institutional investors including CMAG Funds, Mile Green, Pantera Capital, Choco Up, Kingkey Financial International (Holdings) Limited (1468.HK), and other prominent investors.

As of the date of this Form 6-K, the Company has 468,414,626 ordinary shares (equivalent to 93,682,925 ADS on an as converted basis based on 5:1 ratio of Class A ordinary shares to ADS) outstanding, including 432,181,389 Class A ordinary shares and 36,233,237 Class B ordinary shares.

Proceeds from the private placement will be strategically used to enhance the Company’s US$100 million crypto reserve initiative, which is designed to support long-term ecosystem alignment and product innovation.

The Class A ordinary shares were sold in a private placement exempted from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Regulation S under the Securities Act, and have not been registered under the Securities Act, or any state or other applicable jurisdiction’s securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions’ securities laws.

This Form 6-K shall not constitute an offer to sell or purchase nor the solicitation of an offer to sell or purchase securities and shall not constitute an offer, solicitation or sale in the United States and any other state or jurisdiction in which, or to any person to whom such an offer, solicitation or sale would be unlawful. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company or the selling security holder and that will contain detailed information about the Company and management, as well as financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amber International Holding Limited

By:	/s/ Josephine Ngai
Name:	Josephine Ngai
Title:	Chief Financial Officer

Date: July 7, 2025

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